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SECURITIES A[illegible] SION
Wa
04004583

OMB Number: 3235-0123
Expires: October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-020373~~ 8-38264

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 158 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Financial Services, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Paulus — (312) 904-4546
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Thomas Paulus, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of ABN AMRO Financial Services, Inc., as of December 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Paulus
Controller

Charlene C. Dunterman
Notary Public

"OFFICIAL SEAL"
CHARLENE C. DUNTERMAN
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 08/06/2004

This report contains (check all applicable boxes):

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Operations
[ ]	(d)	Statement of Changes in Subordinated Borrowings
[ ]	(e)	Statement of Changes in Stockholder's Equity
[ ]	(f)	Statement of Cash Flows
		Supplemental Information:
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	Independent Auditors' Supplementary Report on Internal Control

Statement of Financial Condition

ABN AMRO Financial Services, Inc.

December 31, 2003
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
ABN AMRO Financial Services, Inc.

We have audited the accompanying statement of financial condition of ABN AMRO Financial Services, Inc. as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ABN AMRO Financial Services, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2004

Statement of Financial Condition

		December 31 2003
Assets		
Cash and Cash Equivalents	$	49,643,306
Cash Segregated for Regulatory Purposes		2,709,995
Securities Purchased Under Agreements to Resell - Affiliate		100,000,000
Securities Owned		8,171,175
Net Receivables from Affiliates		2,175,337
Other Assets		7,267,417
Total Assets	$	169,967,230
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Brokers, Dealers and Clearing Organizations	$	2,879,139
Accrued Compensation and Benefits Payable		28,878,156
Accounts Payable		3,195,173
Other Liabilities		4,565,842
Total Liabilities		39,518,310
Stockholder's Equity		130,448,920
Total Liabilities and Stockholder's Equity	$	169,967,230

See Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

ABN AMRO Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of LaSalle Bank N.A. (the Parent), which is an indirect subsidiary of ABN AMRO North America Holding Company (Holding) which is a wholly owned subsidiary of ABN AMRO Bank N.V. (ABN AMRO Bank).

The Company provides brokerage services for securities, mutual funds, annuities and insurance products to the customers of ABN AMRO Bank's United States subsidiaries and branches including LaSalle Bank N.A., and Standard Federal Bank N.A. In addition, the Company participates in the trading, underwriting and distribution of fixed income securities to financial institutions and corporations. On a fully disclosed basis, the Company introduces all of its securities and mutual fund trades for clearance to an affiliated broker-dealer, ABN AMRO Incorporated, and a nonaffiliated broker-dealer who are responsible for the securities settlement and customer confirmation process. The Company promptly transmits all customer funds and securities to its clearing brokers. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

The Company received a capital contribution from the Parent of $35.0 million on June 12, 2003, and it is treated as capital under Securities and Exchange Commission's Rule 15c3-3.

2. Significant Accounting Policies

Use of Estimates: Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned: Securities owned are recorded on a trade-date basis and are valued at market, generally based on quoted market prices. Securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities, subject to certain limitations.

Customer Transactions: Customer transactions are recorded on a settlement-date basis.

Income Taxes: The Company is included in the consolidated income tax return of Holding.

Cash & Cash Equivalents: The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2003, approximately $4.2 million of cash was held with affiliates.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase: Securities purchased under agreements to resell (resale agreements), and securities sold under agreements to repurchase (repurchase agreements), are accounted for as collateralized financing transactions and are recorded at the amounts for which the securities will subsequently be resold or repurchased, plus accrued interest. Resale agreements with the Parent at December 31, 2003, were $100 million, due January 2004.

Resale and repurchase activities are generally transacted under master repurchase agreements with the Parent that give the Company the right, in the event of default, to liquidate collateral held. Resale and repurchase agreements are reported on a net basis where the agreements are with the same counterparty,

are executed under master repurchase agreements, have the same maturity date, and use common clearing facilities.

Fair Value of Financial Instruments: Management estimates that the aggregate fair value of financial instruments recognized in the statement of financial condition (including cash, cash equivalents, securities owned, receivables, and liabilities) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to monthly repricing.

3. Securities Owned

Securities owned are recorded at market value and consist of the following at December 31, 2003:

U.S. Government and Agency Obligations	$ 1,990,604
State and Municipal Obligations	5,678,688
Corporate Obligations	396,108
Bankers Acceptances, Certificates of Deposit, and Commercial Paper	105,775
Total	$ 8,171,175

Included in securities owned is a $2.0 million U.S. Treasury bill segregated in a special reserve bank account for the exclusive benefit of customers in accordance with Securities and Exchange Commission's Rule 15c3-3.

4. Subordinated and Other Borrowings

The Company has a $400 million revolving credit facility with ABN AMRO Bank. The facility expires on June 1, 2004, but allows for automatic one-year extensions upon the anniversary date of the facility at the lender's option. Interest on overnight borrowings accrues at the lower of the cost of funds plus 1/8% or the Federal Funds rate plus 1/8%. Interest on borrowings that are longer than overnight accrue at an agreed upon rate. At December 31, 2003, the Company had no amounts drawn against this facility.

5. Income Taxes

The net deferred income tax asset as of December 31, 2003, is as follows:

Deferred Income Tax:	
Assets	$ 1,734,156
Liabilities	(1,543,411)
Net Deferred Income Tax Asset	$ 190,745

The 2003 net deferred asset is recorded in other assets and relates primarily to intangible assets and various compensation plans. Management has determined that no valuation allowance is necessary for the deferred tax asset at December 31, 2003, as it is anticipated that the asset will be realized.

6. Benefit Plans

Group Retirement Plan: ABN AMRO Bank sponsors a noncontributory, defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

Profit Sharing and Savings Plan: ABN AMRO Bank sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the respective ABN AMRO Bank subsidiary. In addition, the respective ABN AMRO Bank subsidiary may allocate a portion of its net profits to employees' accounts in the plan.

Group Welfare Plan: ABN AMRO Bank provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. Life insurance premiums paid to insurance companies are recognized as an expense when paid.

Retiree Medical Health Plan: ABN AMRO Bank sponsors a defined benefit plan providing an optional retiree medical insurance program to its U.S. retirees under Section 401(h) of the Internal Revenue Code. The 401(h) plan assets mainly consist of investments in fixed income and equity mutual funds and are available only for the payment of retiree medical benefits. These retiree programs are first available to retirees at age 65 with 5 years of service. All covered retirees are required to contribute to the cost of their coverage, and the provisions of the plan may change at the discretion of ABN AMRO Bank.

7. Collateral Policy

The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned, plus accrued interest, to collateralize securities purchased under resale agreements. The Company monitors daily the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate.

In certain circumstances, the collateral securities are received on terms that permit the Company to pledge or sell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of approximately $104 million, on such terms, of which none, have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

8. Related Party Transactions

Directors, officers, and affiliates of the Company have brokerage accounts introduced by the Company to the clearing broker, or had other transactions with the Company in the ordinary course of business. All transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated customers, and did not involve more than normal risk of collectibility or present other unfavorable features.

The Company maintains lease agreements with various affiliates where the respective affiliate charges the Company for the use of office space. The charges are based on a percentage of the Company's adjusted sales revenue. The leases are cancelable or renewable with 30 days' notice at the option of the Company.

9. Commitments and Contingencies

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings that, in the opinion of management and counsel, would have a material impact on the Company's financial statements.

10. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

11. Regulatory Requirements

ABN AMRO Financial Services, Inc. is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has elected to compute its net capital requirements under the alternative method as permitted by the Rule. The alternative method requires the Company to maintain a minimum net capital of $250,000. At December 31, 2003, net capital of approximately $118.5 million was approximately $118.2 million in excess of required net capital.

Under the clearing arrangement with the clearing brokers, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.